UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 16, 2026, the Company consummated an offering of common shares based upon the securities purchase agreement it entered into with certain investors, including American Ventures LLC as lead investor for the purchase and sale of 2,297,297 of its ordinary shares, no par value (“ordinary shares”, or the “common stock”), at a public offering price of $0.37 per share. It also issued to each purchaser whose purchase of shares of our common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of the outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, 19,324,324 pre-funded warrants (the “Pre-Funded Warrants”) to purchase shares of common stock in lieu of shares of common stock. Each Pre-Funded Warrant is exercisable for one share of our common stock and is immediately exercisable and will expire when exercised in full. The purchase price of each Pre-Funded Warrant is $0.3699, which is equal to the price per share of common stock being sold to the public, minus $0.0001, and the exercise price of each Pre-Funded Warrant will be $0.0001 per share.

D. Boral Capital LLC acted as the exclusive placement agent for the Offering. The placement agent was paid the following: a cash fee equal to 7.0% of the aggregate gross proceeds from the sale of the common stock and Pre-Funded Warrants in this offering, and a non-accountable expense allowance equal to 1% of the aggregate gross proceeds from the sale of the common stock and Pre-Funded Warrants in this offering. In addition, we have agreed to pay expenses of legal counsel and other out-of-pocket expenses in an amount not to exceed $150,000.

For a period of thirty days following the closing of this offering, pursuant to “lock-up” agreements, our executive officers, directors and holders of more than five percent of our common stock have agreed not to, without the prior written consent of the Placement Agent, directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase, lend, or otherwise transfer or dispose of any equity securities of the Company, or enter into any swap, hedge, or other arrangement that transfers any of the economic consequences of ownership of such securities, subject to certain exceptions. In addition, for a period of two months following the closing of this offering, we have agreement not to, without the prior written consent of the Placement Agent, directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase, lend, or otherwise transfer or dispose of any equity securities of the Company, or enter into any swap, hedge, or other arrangement that transfers any of the economic consequences of ownership of such securities, subject to certain exceptions, including certain exempt issuances under our current at the market offering.

The closing of the Offering which occurred on April 16, 2026, was subject to the satisfaction of customary closing conditions. The Company received aggregate gross proceeds of $8 million from the Offering, before deducting placement agent fees and other related expenses.

The Company used $5.5 million of the net proceeds from the Offering to fund the acquisition of a Senior Secured Convertible Promissory Note that is immediately convertible into 9.9% of the equity of Jewel Financial Limited, the sole shareholder of Jewel Bancorp Limited, Bermuda’s only dual-licensed digital bank, progressing its previously announced GENIUS Act plans of becoming a Permitted Payment Stablecoin Issuer and Digital Asset Service Provider.

In addition to the cash consideration, the Company issued 15,000,000 restricted ordinary shares (and/or prefunded warrants in lieu thereof) to the sellers at a deemed price of $0.40 per share as further consideration for the acquisition in a transaction exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The 15 million restricted shares (and prefunded warrants in lieu thereof) are subject to a registration rights agreement with the Company and the holders of the restricted shares and prefunded warrants in lieu thereof to file a resale registration statement on Form F-3 within 14 days of closing and to be effective within 60 days.

Jewel Bancorp Limited holds both a full banking license and a Class F digital asset business license issued by the Bermuda Monetary Authority under the Digital Asset Business Act 2018. Jewel Bank is developing a US dollar-denominated stablecoin (JUSD) and digital asset banking services, including custody, settlement, and stablecoin infrastructure. The remainder of the net proceeds will be used to support working capital needs and general corporate purposes. Jewel Bancorp Limited is a Bermuda exempted company that holds both a full banking license and a Class F digital asset business license issued by the Bermuda Monetary Authority under the Digital Asset Business Act 2018, making it Bermuda’s only dual-licensed digital bank. Jewel Bank is developing a US dollar-denominated stablecoin (JUSD) and digital asset banking services, including custody, settlement, and stablecoin infrastructure. The Bank is pending final approvals and launch, which is anticipated later this year. A portion of the net proceeds from this Offering will be used to fund the Company’s acquisition of a Senior Secured Convertible Promissory Note immediately convertible into 9.9% of the equity of Jewel Financial Limited, the sole shareholder of Jewel Bancorp Limited.

EXHIBITS

5.1	Legal Opinion
10.1	Form of Securities Purchase Agreement
10.2	Form of Prefunded Warrant
10.3	Form of Placement Agency Agreement
10.4	Form of Lockup Agreement
10.5	Form of Note Purchase Agreement
10.6	Form of Registration Rights Agreement
23.1	Auditor Consent
99.1	Press Releases with regard to the offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: April 22, 2026
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)